BERRY PETROLEUM COMPANY
THRIFT PLAN
FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE
(With Report of Independent Registered Public Accounting Firm)
December 31, 2013 and 2012

BERRY PETROLEUM COMPANY THRIFT PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Benefit Plans Committee of the
Berry Petroleum Company Thrift Plan
Denver, Colorado
We have audited the accompanying statements of net assets available for benefits of the Berry Petroleum Company Thrift Plan (the “Plan”) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Berry Petroleum Company Thrift Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.
As discussed in Note 1 to the financial statements, on December 16, 2013, the Plan sponsor made the decision to merge the Plan with Linn Energy, LLC (“LINN”), through LinnCo, LLC, (“LinnCo”), an affiliate of LINN, in conjunction with the acquisition of the Plan sponsor by LinnCo. In accordance with accounting principles generally accepted in the United States of America, the Plan has changed its basis of accounting, from the accrual basis used in presenting the 2012 financial statements to the liquidation basis used in presenting the 2013 financial statements.

To the Benefit Plans Committee of the
Berry Petroleum Company Thrift Plan
Page Two
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2013, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management and has been derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ EKS&H LLLP

EKS&H LLLP
June 27, 2014
Denver, Colorado

BERRY PETROLEUM COMPANY THRIFT PLAN
Statements of Net Assets Available for Benefits
December 31, 2013 and 2012

(Liquidation Basis)

	2013	2012
ASSETS:

Investments, at fair value:
Shares in registered investment companies	$33,020,112	$27,386,973
Common and collective trust	6,509,222	6,137,286
Common stock of plan sponsor	10,033,838	7,086,098
Total investments at fair value	49,563,172	40,610,357

Notes receivable from participants	1,131,273	1,093,364

Net assets available for benefits, at fair value	50,694,445	41,703,721

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(51,660)	(172,965)

Net assets available for benefits, at contract value	$50,642,785	$41,530,756

The accompanying notes are an integral part of these financial statements.

BERRY PETROLEUM COMPANY THRIFT PLAN
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2013

(Liquidation Basis)

Additions to (deductions from) net assets attributable to:
Contributions:
Employer	$2,276,661
Participants	3,303,507
Rollovers	479,624
Total contributions	6,059,792

Investment income:
Interest and dividends	1,467,616
Interest from participant loans	45,072
Net appreciation in fair value of investments	9,052,503
Net investment income	10,565,191

Deductions:
Benefits paid to participants	(7,485,321)
Administrative fees	(27,633)
Total deductions	(7,512,954)

Net increase in net assets	9,112,029

Net assets available for benefits:
Beginning of year	41,530,756

End of year	$50,642,785

The accompanying notes are an integral part of these financial statements.

BERRY PETROLEUM COMPANY THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS

Note 1. Description of Plan
The following description of the Berry Petroleum Company Thrift Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Agreement for more complete information.
General
The Plan is a defined contribution plan under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”), which includes a cash or deferred arrangement under Section 401(k) of the Code, and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). On December 16, 2013, Linn Energy, LLC (“LINN”), through LinnCo, LLC, (“LinnCo”), an affiliate of LINN, completed the acquisition of Berry Petroleum Company (“Berry”), now Berry Petroleum Company, LLC (the “LINN Merger”). The terms of the merger agreement, as amended, provided that Berry’s shareholders receive 1.68 shares of LinnCo’s common stock for each share of Berry’s common stock they owned. The Plan was sponsored and administered by Berry (the “Company,” “Plan Sponsor,” or “Plan Administrator”) through the acquisition date, and by LINN through December 31, 2013. Subsequent to year end, the Company merged its Plan into Linn Operating, Inc.’s plan. Linn Operating, Inc. (“LOI”) is a wholly owned subsidiary of LINN.
Administration
The Benefit Plans Committee (the “Committee”), appointed by the Board of Directors of the Company and consisting of at least two members, has the authority to control and manage operation and administration of the Plan. The Plan assets are held under a trust for which Fidelity Management Trust Company (“Fidelity”) acts as trustee and are administered under a trust agreement that requires that the trustee hold, administer, and distribute the funds of the Plan in accordance with the Plan document and the instructions of the Committee or its designees. Due to the LINN Merger, three of the members resigned and one member from LOI was added to the Committee. Certain administrative expenses are paid by the Company.
Contributions
All new employees are automatically enrolled into the Plan after 30 days at the automatic enrollment percentage of 8% of eligible compensation, unless they make an election to participate in the Plan, which they can do at 1% to 60% of their eligible compensation, as defined in the Plan Agreement. Participants can also elect not to contribute to the Plan (Opt-out) within the first 30 days or reduce their contribution to zero at any time. The Company match consists of a 100% match of each participant’s contribution up to the first 8% of the participant's eligible compensation. Matching contributions are calculated on a per-payroll-period basis.
Participant and employer contributions are subject to statutory limitations, which for 2013 and 2012 were $17,500 and $17,000, respectively, for employee contributions and $51,000 and $50,000, for total employee and employer contributions, respectively. Employees who have attained the age of 50 by the end of the Plan year are eligible to make an additional catch-up contribution, for which the limit was $5,500 for 2013 and 2012. Participants vest immediately in their contributions and vesting in employer contributions has historically been at a rate of 20% per year of service. Effective with the approval of the LINN Merger, all of the employer contributions were vested 100% through an amendment to the Plan. Participants may elect to contribute a percentage of eligible compensation into the Plan on an after-tax basis or as noted above as a Roth 401(k) contribution. After-tax contributions are subject to special Code rules that must be satisfied and reduce the

BERRY PETROLEUM COMPANY THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS

Note 1. Description of Plan, continued
maximum amount a participant may contribute. Any contributions that adversely affect the Plan’s non-discrimination tests may be refused or refunded.
Contributions made by or on behalf of Plan participants are invested as directed by the participants and held under a trust agreement in one or more of the investment options as directed by participants in accordance with the provisions of the Plan Agreement.
Investment Funds
The investment selections available to participants at December 31, 2013 are as follows:

LinnCo, LLC Common Stock	ABF Small Cap Value Inst. Fund
Wells Fargo Stable Value Fund	ABF Large Cap Value Y Fund
Fidelity Contrafund K	Columbia Acorn International Z Fund
Fidelity Diversified International K Fund	Wells Fargo Advantage Common Stock I Fund
Fidelity Low-Priced Stock K Fund	Morgan Stanley Institutional Equity Growth B Fund
Fidelity Puritan K Fund	Oppenheimer Developing Markets Y Fund
Fidelity Freedom K Income Fund	Pimco High Yield Admin Fund
Fidelity Freedom K Funds (1)	Pimco Real Return Bond Admin Fund
JP Morgan Core Bond R5 Fund	Spartan 500 Index Advantage Fund
JP Morgan Small Cap Growth Institutional Fund	Van Eck Global Hard Assets Y Fund

(1)	The entire range of Freedom Funds is available and comprises the Freedom 2000, 2005, 2010, 2015, 2020, 2025, 2030, 2035, 2040, 2045, 2050 and 2055.
The following investments had fair values at December 31, 2013 and 2012 representing more than 5% of net assets available for benefits:

	2013		2012
LinnCo, LLC Common Stock (a)	$10,033,838	(b)	$—	*
Berry Petroleum Company Common Stock (a)	—	*	7,086,098	(b)
Wells Fargo Stable Value Fund (c)	6,509,222		6,137,286
Fidelity Contrafund K	3,152,676		3,067,430
Fidelity Diversified International K Fund	2,963,926		2,390,852
ABF Large Cap Value Y Fund	2,697,462		—	*
MSIF Growth Fund	2,640,619		—	*

(a)	Effective with the LINN Merger on December 16, 2013, all of the shares of Berry common stock were exchanged for 1.68 shares of LinnCo common stock for each share of Berry common stock.

(b)	Investment balance includes money market funds of $1,254 and $1,223 at December 31, 2013 and 2012, respectively.

BERRY PETROLEUM COMPANY THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS

Note 1. Description of Plan, continued

(c)
The contract value of the investment at December 31, 2013 and 2012 was $6,457,562 and $5,964,321, respectively. The common collective trust has a weighted average maturity of two years and an average return of 1.76%.

* Not greater than 5% in the respective year.
Participant Accounts
Participants can access their accounts at any time with Fidelity’s Net Benefits online service. Each participant account is credited with the participant’s and the Company’s contributions and the allocation of any Plan earnings or losses and Plan expenses. Earnings or losses are allocated on a fund-by-fund basis. Allocations are based on the ratio of the participant’s account balance in each investment option to the total assets of the investment option. Forfeitures may be used to reduce the amount the Company is required to fund for matching contributions. The Plan had a balance of forfeitures at December 31, 2013 and 2012 of $0 and $7,595, respectively. For the year ended December 31, 2013, $301,066 of forfeitures was applied to reduce employer matching contributions and pay Plan expenses.
Participant Loans
Participants are entitled to borrow from their vested account balances in amounts from $1,000 to $50,000, but not in excess of 50% of their vested account balances. Interest is computed based on the prime rate in The Wall Street Journal on the date of the application, plus 1%, ranging from 4.25% to 9.25% as of December 31, 2013. These loans are collateralized by the balance in the participant’s account and mature at various dates through 2022. The Plan was amended in December 2013 to reduce the maximum number of loans that can be outstanding from two to one. Principal and interest is paid ratably through payroll deductions or through lump-sum payments by the participant over a period of one to five years, unless the loan is for the purchase of a principal residence, in which case the loan may be repaid over a period of ten years. Each loan is supported by a promissory note with the participant’s account balance as collateral. In the event of default, death, disability or termination of employment, the entire outstanding principal balance and accrued interest becomes immediately due and payable.
Hardship Withdrawals
The Plan allows for hardship withdrawals to pay certain housing, health, or education expenses if the participant does not have other funds available for these expenses. Internal Revenue Service (“IRS”) regulations require that a participant cannot make contributions to the Plan for six months after taking a hardship withdrawal.
Payment of Benefits
Upon termination of service due to retirement, death, disability or other reasons, the participant or beneficiary, in the case of death, can request withdrawal of his or her account equal to the value of the vested balance in the participant account, reduced by any unpaid loan balance. If desired, a participant can leave the account balance in the Plan until the participant attains the age of 70½ unless the participant’s vested account balance is less than $5,000, in which case the vested account balance can be distributed to the participant at the

BERRY PETROLEUM COMPANY THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS

Note 1. Description of Plan, continued
discretion of the Plan Sponsor. The Plan allows withdrawals from the participant accounts in the form of installment payments in addition to lump-sum distributions.
Plan Termination
The Company has the right to discontinue its contributions and terminate the Plan subject to the provisions of ERISA. Effective with the LINN Merger, participants were notified that the Plan would be merged into LOI’s 401(k) plan during the first half of 2014. In January 2014, all former employees of Berry who were retained by LINN were included on LINN’s payroll and all of their contributions were contributed to LOI’s 401(k) plan, except loan payments which were made to Fidelity and included in Berry’s 401(k) Plan until the effective date of the assets transfer.
Note 2. Significant Accounting Policies
Basis of Accounting
Due to the decision in 2013 to merge the Plan into LOI’s 401(k) plan, the financial statements for 2013 have been prepared using the liquidation basis of accounting. In accordance with accounting principles generally accepted in the United States of America (“GAAP”), the Plan has changed its basis of accounting from the ongoing plan basis used in presenting the 2012 financial statements to the liquidation basis used in presenting the 2013 financial statements. No adjustments to the financial statements were required to present the liquidation basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and related disclosures. Actual results could differ from those estimates.
Investments
Investments are stated at fair value. See Fair Value Measurements below for additional details.
Wells Fargo Stable Value Fund (“Stable Value Fund”) is held in a common/collective trust and consists primarily of investments in fixed-income securities and bond funds; however, the fund will also purchase third-party wrap contracts and investment contracts, which results in the probability that participant-directed transactions with investments in the fund will be at contract value. Therefore, investments in the Stable Value Fund are considered to be fully benefit-responsive. As a result, Plan investments in the Stable Value Fund are reported at fair value.
As contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts, the statements of net assets available for benefits also present an adjustment from fair value to contract value for investments in the Stable Value Fund so that such investments are ultimately reflected at fair value in the statements of net assets available for benefits.

BERRY PETROLEUM COMPANY THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS

Note 2. Significant Accounting Policies, continued
In accordance with the policy of stating Plan investments at fair value, the Plan presents the net appreciation (depreciation) in the fair value of its investments in the statement of changes in net assets available for benefits, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Payment of Benefits
Benefit payments to participants are recorded when paid.
Expenses of the Plan
The Plan’s administrative expenses are paid by either the Plan from the balance in the forfeiture account or the Plan’s Sponsor, as provided by the Plan Agreement.
Fair Value Measurements
The Plan adopted Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value in accordance with GAAP, and expands required disclosures about fair value measurements. ASC Topic 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal, or in the absence of a principal market, the most advantageous market for the asset or liability, in an orderly transaction between market participants on the measurement date. ASC Topic 820 also establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that prioritize the inputs used in measuring fair value:
Level 1‒Quoted prices in active markets for identical assets or liabilities.
Level 2‒Observable inputs other than quoted prices included within Level 1, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (for example, interest rates and yield curves, credit risks, and default rates) or other inputs that are principally derived or corroborated by observable market data, correlation, or by other means.
Level 3‒Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.
Registered Investment Companies
The shares in registered investment companies are valued at quoted market prices in an exchange and active market, which represents the net asset values of shares held by the Plan at year end and are classified as Level 1 investments.

BERRY PETROLEUM COMPANY THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS

Note 2. Significant Accounting Policies, continued
Fair Value Measurements, continued
Common Collective Trust
These investments are recorded at the net asset value (“NAV”) reported by the fund managers as a practical expedient to estimating fair value, as these investments do not have readily determinable fair market values. Due to the nature of the investments held by the collective funds, changes in market condition and economic environment may significantly impact the NAV of the collective funds and, consequently, the fair value of the fund’s interest in the funds. The fair value of these investments has been measured using the NAV per share of the Plan’s ownership interest in the collective funds on an equivalent measure, where it is not probable that the fund will sell a collective fund at a price other than NAV. There are no collective funds with redemption restrictions or unfunded commitments as of December 31, 2013. Investments in common and collective trust are classified as Level 2 investments. During 2013, there were no restrictions or unfunded commitments.
Bonds
The fair value of the bonds investments is determined based on quoted NAVs that are directly observable in the marketplace and classified as Level 1 investments.
As of December 31, 2013, the Plan’s investments measured at fair value on a recurring basis were as follows:

Fair value disclosure:	Quoted Prices in Active Markets for Identical Assets (Level 1)	Quoted Prices in Active Markets for Identical Assets (Level 2)	Significant Unobservable Inputs (Level 3)	Total Investments at Fair Value
Registered investment companies:
Large/mid cap equities	$22,618,493	$—	$—	$22,618,493
International equities	4,502,694	—	—	4,502,694
Small cap equities	2,741,768	—	—	2,741,768

Total equities	29,862,955	—	—	29,862,955
United States (“U.S.”) government securities and corporate bonds	3,157,157	—	—	3,157,157

Total registered investment companies	33,020,112	—	—	33,020,112
LinnCo, LLC common stock	10,033,838	—	—	10,033,838
Collective trust	—	6,509,222	—	6,509,222

Total by level	$43,053,950	$6,509,222	$—	$49,563,172

BERRY PETROLEUM COMPANY THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS

Note 2. Significant Accounting Policies, continued
Fair Value Measurements, continued
As of December 31, 2012, the Plan’s investments measured at fair value on a recurring basis were as follows:

Fair value disclosure:	Quoted Prices in Active Markets for Identical Assets (Level 1)	Quoted Prices in Active Markets for Identical Assets (Level 2)	Significant Unobservable Inputs (Level 3)	Total Investments at Fair Value
Registered investment companies:
Large/mid cap equities	$18,131,506	$—	$—	$18,131,506
International equities	3,659,118	—	—	3,659,118
Small cap equities	1,838,616	—	—	1,838,616

Total equities	23,629,240	—	—	23,629,240
U.S. government securities and corporate bonds	3,757,733	—	—	3,757,733

Total registered investment companies	27,386,973	—	—	27,386,973
Berry Petroleum Company Common Stock	7,086,098	—	—	7,086,098
Collective trust	—	6,137,286	—	6,137,286

Total by level	$34,473,071	$6,137,286	$—	$40,610,357

There were no changes to the valuation techniques used during the period.
The Plan’s investments (including investments bought, sold and held during the year) appreciated (depreciated) in fair value as follows:

Shares in registered investment companies	$5,297,201
Common and collective trust	69,360
Common stock of plan sponsor*	3,685,942
$9,052,503
* This includes appreciation of Berry common stock and LinnCo common stock.

BERRY PETROLEUM COMPANY THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS

Note 3. Tax Status
Fidelity, the Plan’s trustee, received a favorable opinion letter from the IRS for its plan in March 2008. The Company has adopted Fidelity’s Prototype 401(k) plan, conforming the operations of its Plan to the Prototype plan, thereby allowing the Company to rely on Fidelity’s current and future favorable IRS opinion letters. Although the Plan has been amended since receiving the opinion letter, the Plan Sponsor believes the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the Code; therefore, no provisions for income tax have been included in the Plan’s financial statements.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Company has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that, as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2010.
Note 4. Transactions with Parties-in-Interest and Related Party Transactions
During the years ended December 31, 2013 and 2012, there were transactions involving investment of Plan assets in investment funds maintained by the trustee and participant loans. The trustee and participants are considered to be parties-in-interest as defined in Section 3(14) of ERISA. Until December 16, 2013, one of the Plan’s investment options was Berry common stock, which was purchased by the trustee in the open market. The Berry common stock was replaced by LinnCo common stock on the effective date of the LINN Merger.
During the year ended December 31, 2013, the Plan Sponsor paid $90,412 of the Plan’s administration and employee education costs. In addition, as of December 31, 2013 and 2012, the Plan had outstanding participant loan balances of $1,131,273 and $1,093,364, respectively. All of these transactions are considered exempt party-in-interest transactions under ERISA.

BERRY PETROLEUM COMPANY THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS

Note 5. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the amount per the Form 5500 as of December 31, 2013 and 2012:

	2013	2012
Net assets available for benefits per the financial statements	$50,642,785	$41,530,756

Adjustment from contract value to fair value for fully benefit-responsive investment contracts	51,660	172,965

Net assets available for benefits per the Form 5500	$50,694,445	$41,703,721
The following is a reconciliation of the net increase in net assets per the financial statements to the amount per the Form 5500 for the year ended December 31, 2013:

Net increase in net assets per the financial statements	$9,112,029

Change in the adjustment from contract value to fair value for fully benefit-responsive investment contracts	(121,305)

Net increase in assets available for benefits per the Form 5500	$8,990,724
Note 6. Risks and Uncertainties
The Plan provides for investments in any combination of mutual funds, LinnCo common stock, corporate bonds, and the Stable Value Fund, with different investment strategies. These investments are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to the changes in the value of these investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.
Additionally, some investments held by the Plan are invested in the securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than those securities of comparable U.S. companies.

BERRY PETROLEUM COMPANY THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS

Note 7. Subsequent Events
All eligible Plan contributions were made to Berry’s 401(k) Plan for 2013 payroll items. Effective with the January 2014 payrolls, former Berry employees became employees of LOI and 401(k) contributions were contributed to the LOI’s 401(k) plan. Loan payments for the Berry 401(k) Plan that were deducted from former Berry employees’ pay were transferred to Berry’s 401(k) Plan until the last available payroll prior to the assets transfer date.
The assets in Berry’s 401(k) Plan were transferred to LOI’s 401(k) plan on May 1, 2014. At the time of the assets transfer, participants remaining balances in the Berry 401(k) Plan were liquidated and the assets were rolled into LOI’s 401(k) plan and reinvested in LINN’s available investment options as directed by the participants. Prior to the assets transfer date, employees 59½ and older, terminated employees, and former participants, had the option to take their funds out of the Berry 401(k) Plan and take a taxable distribution or roll their funds into their personal IRAs or current employer’s 401(k) plan. If no action was taken by participants prior to the assets transfer date, their funds were rolled into LOI’s 401(k) plan.
The Plan has evaluated all subsequent events through the auditors’ report date, which is the date the financial statements were available for issuance.

BERRY PETROLEUM COMPANY THRIFT PLAN
Plan # 002 EIN # 77-0079387
Schedule H, Part IV Line 4i-Schedule of Assets (Held at End of Year)
As of December 31, 2013

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
*	LinnCo, LLC Common Stock **	Class A Common Stock ($0.01 par value)	$10,033,838
	Wells Fargo Stable Value Fund	Common Collective Trust	6,509,222
	Mutual Funds:
*	Fidelity Contrafund K	Mutual Fund	3,152,676
*	Fidelity Diversified International K Fund	Mutual Fund	2,963,926
	ABF Large Cap Value Fund Class Y	Mutual Fund	2,697,462
	Morgan Stanley Institutional Equity Growth B Fund	Mutual Fund	2,640,619
*	Fidelity Low-Priced Stock K Fund	Mutual Fund	1,987,400
*	Spartan 500 Index Advantage Fund	Mutual Fund	1,969,019
*	Fidelity Puritan K Fund	Mutual Fund	1,445,405
	ABF Small Cap Value Inst. Fund	Mutual Fund	1,397,817
	JP Morgan Small Cap Growth Institutional Fund	Mutual Fund	1,343,951
*	Wells Fargo Advantage Common Stock I Fund	Mutual Fund	1,320,207
*	Fidelity Freedom K 2020 Fund	Mutual Fund	1,300,279
*	Fidelity Freedom K 2030 Fund	Mutual Fund	1,123,402
	JP Morgan Core Bond Fund Class R5	Mutual Fund	1,106,368
	Pimco Real Return Fund Admin Class	Mutual Fund	1,064,085
*	Fidelity Freedom K 2015 Fund	Mutual Fund	1,018,837
*	Fidelity Freedom K 2040 Fund	Mutual Fund	1,011,889
	Pimco High Yield Admin Class	Mutual Fund	934,040
*	Fidelity Freedom K 2050 Fund	Mutual Fund	897,068
	Columbia Acorn International Z Fund	Mutual Fund	716,861
	Oppenheimer Developing Markets Fund Class Y	Mutual Fund	675,035
*	Fidelity Freedom K 2035 Fund	Mutual Fund	532,640
*	Fidelity Freedom K 2025 Fund	Mutual Fund	523,221
*	Fidelity Freedom K 2045 Fund	Mutual Fund	469,821
*	Fidelity Freedom K 2010 Fund	Mutual Fund	311,998
*	Fidelity Freedom K 2055 Fund	Mutual Fund	217,806
	Van Eck Global Hard Assets Y Fund	Mutual Fund	146,873
*	Fidelity Freedom K Income Fund	Mutual Fund	38,026
*	Fidelity Freedom K 2000 Fund	Mutual Fund	13,381
		Total Mutual Funds	33,020,112

*	Participant Loans	Interest-bearing loans at prime rate plus 1%; interest rates on outstanding loans range from 4.25% to 9.25%, with various maturities through July 2022 that are collateralized by participant balances.	1,131,273
			$50,694,445

*	Party-in-interest

**	Includes 325,627 shares of common stock and a money market account of $1,254

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on behalf of the Plan by the undersigned hereto duly authorized.

BERRY PETROLEUM COMPANY
THRIFT PLAN

/s/ Thomas E. Emmons
Thomas E. Emmons Senior Vice President Corporate Services

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm (filed herewith).